

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

via fax (775) 562-4736

September 15, 2010

Mr. Wagner Massao Yomoguita
President
Patents Professional, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Patents Professional, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 13, 2010**
> **File No. 333-160031**

Dear Mr. Yomoguita:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Specifically, we note your registration statement does not include an opinion from your independent registered public accounting firm, Seale and Beers pursuant to Rule 2.02 of Regulation S-X. Accordingly, the financial statements, included in this amendment, appear to be unaudited.

For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please submit a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Megan Akst at (202) 551-3407 if you have questions. If you need further assistance you may me (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief